Exhibit 99.9

CONSENT OF ROBERT F. BROWN

To:	United States Securities and Exchange Commission

Re:	Great Panther Silver Limited (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2015 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2015 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project dated February 25, 2016; and

•	NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation as of November 30th, 2014 dated July 6, 2015 and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 (SEC File No. 333-199119) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 24th day of March, 2016.

/s/ Robert F. Brown

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Robert F. Brown, P.Eng.